Exhibit 21.1
LIST OF SUBSIDIARIES(A)

Name of Subsidiary	Jurisdiction
BNC BNB Cayman	Cayman Islands
CEA BRS LLC	Delaware, US
Fat Panda Ltd	Manitoba, Canada
7446285 Manitoba Ltd	Manitoba, Canada

A.Certain other subsidiaries of CEA Industries Inc. have been omitted because, in the aggregate, they would not constitute a significant subsidiary.